September 21, 2007 Ms. Ellie Quarles Special Counsel Division of Corporation Finance Mail Stop 3561 U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	FPL Group, Inc. (FPL Group) Definitive 14A Filed April 6, 2007 File No. 1-08841

Dear Ms. Quarles:

We hereby submit our response to the comments set forth in your letter dated August 21, 2007, with respect to your review of the executive compensation and related disclosures contained in the above-referenced definitive proxy statement (the Proxy Statement).

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by FPL Group's responses. In certain cases, we have subdivided the questions and responses.

Compensation Committee, page 20

1.	(a) Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation.

(b)  You state that the compensation consultant meets with human resources personnel and appropriate executive officers. Please discuss whether the chief executive officer met with the compensation consultant.

(c) Also disclose whether the chief executive officer had the ability to call compensation committee meetings.

(d)  Finally, discuss any role the compensation consultant played in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Company Response:

(a)  All material elements of the role of executive officers, including the chief executive officer, in determining or recommending the amount and form of executive compensation are set forth beginning at the bottom of page 21 of the Proxy Statement, as follows:

"The chief executive officer provides the Compensation Committee with (i) recommendations on the total compensation opportunities for all executive officers other than himself, (ii) input with respect to the individual performance of the other executive officers in connection with the committee's determination of amounts paid under the Annual Incentive Plan and (iii) input with respect to the composition of the Company's peer group used for competitive comparisons. In advance of each year, the chief executive officer, in collaboration with the Company's chief operating officer and the subsidiary presidents, provides recommended Annual Incentive Plan performance indicators and targets to the Compensation Committee for its consideration. In addition, the Executive Compensation Review Board, whose members are Messrs. Hay, Dewhurst, Robo, Olivera, the vice president, human resources and the president of FPL Energy, LLC, annually performs the initial review of the Company's (including its subsidiaries') performance compared to the Annual Incentive Plan indicators, including whether targets have been achieved, exceeded or missed, and assigns ratings to each indicator based on this review, which ratings are provided to the Compensation Committee for consideration and appropriate action."

As the executive officers (including the chief executive officer) play no material role in determining the amount and form of director compensation, which is determined by the Board of Directors following review of competitive data compiled by human resources personnel and discussed with the compensation consultant, we believe that no additional disclosure is appropriate.

(b)  The chief executive officer did not meet with the compensation consultant with respect to 2006 compensation decisions. Therefore, we believe that no further disclosure is required under Item 407(e)(3)(ii) and (iii) of Regulation S-K.

(c)  The chief executive officer does not have the authority to call compensation committee meetings. Therefore, we believe that no further disclosure is required under Item 407(e)(3)(ii) and (iii) of Regulation S-K.

(d)  All material elements of the role played by the compensation consultant in determining or recommending the amount or form of executive or director compensation are discussed on page 21 of the Proxy Statement, as follows:

"Watson Wyatt annually provides the Company and the Compensation Committee with analysis and advice on items such as pay competitiveness (including review of and advice on the composition of the Company's peer group), executive compensation program plan design and non-employee director compensation. Watson Wyatt also periodically analyzes the Company's stock plan usage, dilution and other issues with respect to stock plan economics. In addition, the consultants monitor current and emerging market trends and report to the Compensation Committee on such trends and their impact on Company compensation practices. Watson Wyatt has also reviewed and provided comments on the executive compensation-related disclosures in this proxy statement.

In providing its services, Watson Wyatt reports to and is directed by the Compensation Committee. Watson Wyatt also cooperates with the Company's human resources personnel and appropriate executive officers in the performance of its services, including assisting them in the development of executive compensation programs for consideration by the Compensation Committee. Unless otherwise directed by the Compensation Committee, Watson Wyatt may share with appropriate human resources personnel and executive officers information regarding trends, comparative analysis and other matters relating to executive compensation in general or the Company's programs in particular."

Therefore, we believe that no further disclosure is required.

Compensation Discussion and Analysis, page 31

2.

We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, non-equity incentive plan compensation, all other compensation and equity-based awards given to Mr. Hay were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Company Response:  We understand that the Compensation Discussion & Analysis is to identify material differences in compensation policies for individual named executive officers. However, there are no such material differences in our compensation policies for our named executive officers. It is the application of those policies which results in different total compensation opportunities for the named executive officers, particularly (as the Staff has noted) for the chief executive officer.

FPL Group's compensation philosophy and policies are described in our Compensation Discussion & Analysis. As set forth on page 34 of the Proxy Statement:

"...(T)he Compensation Committee sets each executive officer's total compensation opportunity and each compensation element based on the integrated assessment of a series of factors, including competitive alternatives; individual and team contribution and performance; corporate performance; complexity and importance of role and responsibilities; position tenure; leadership and growth potential; and internal pay relationship."

In addition (from page 35 of the Proxy Statement):

"...the Company believes that a significant portion of each named executive officer's total compensation opportunity should be performance-based, reflecting both upside potential and downside risk, and that the higher the executive's level, the greater the proportion of total compensation which should be at risk."

Neither the total compensation opportunity for Mr. Hay nor the mix of his compensation was determined by formula, but instead represented the informed business judgment of the Compensation Committee. Because the chief executive officer has substantially greater duties, responsibilities and accountabilities than any other named executive officer, and because the competitive market for chief executive officers is substantially more competitive than the markets for other named executive officers, Mr. Hay's total compensation opportunity, including all elements of his compensation, is higher than the opportunities available to other named executive officers. As noted on page 36 of the Proxy Statement, a greater proportion of Mr. Hay's total compensation opportunity is comprised of elements other than base pay, and is therefore at risk.

The opportunities available to the other named executive officers are not materially different from one another, but are determined by the Compensation Committee as a function of the individual's respective roles and responsibilities and the relevant competitive marketplace for comparable talent, as described in the Proxy Statement excerpts set forth above.

Since the higher total compensation opportunity for the chief executive officer is not a reflection of any material difference in FPL Group's compensation policy as such policy is applied to him, and such policy has been described and analyzed in our Compensation Discussion & Analysis, we believe that no additional disclosure is appropriate.

Competitive Considerations, page 34

3.

You indicate that total compensation is based on individual contributions. Please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response: As set forth in the response to comment 2, on page 34 of the Proxy Statement, we note that:

"the Compensation Committee sets each executive officer's total compensation opportunity and each compensation element based on the integrated assessment of a series of factors, including competitive alternatives; individual and team contribution and performance; corporate performance; complexity and importance of role and responsibilities; position tenure; leadership and growth potential; and internal pay relationship."

Individual contribution/performance during the year then ended, measured against the scope and responsibilities of each named executive officer's position, is therefore one, but only one, of the factors used to determine total compensation opportunity for the next succeeding year. The chief executive officer's recommendations to the Compensation Committee with respect to the total compensation opportunity of the other executive officers are based in part on each executive officer's attainment in the prior year of individual performance objectives, as well as on the chief executive officer's assessment of the executive officer's professional competency in analysis and problem solving; commercial skills; communications; integrity and compliance; leadership; process/project management; and professional skills. For the chief executive officer, the Compensation Committee assesses his individual contributions based on similar criteria. No rigid formula is applied; rather the Compensation Committee exercises its business judgment in setting total compensation opportunity for each named executive officer.

Since the individual elements of compensation are derived from total compensation opportunity, the assessment of each executive officer's individual contribution/performance flows through to the determination of each individual element.

Future disclosure will be revised to include, to the extent material, additional analysis of individual contributions/performance.

4.	(a) Please discuss fully how the compensation committee evaluates the internal pay relationship in setting compensation.

(b)  For example, please discuss whether the committee analyzes the multiple by which the named executive officer's compensation exceeds that of a specified type of employee, including a description of that employee's position.

Company Response:

(a)  The Compensation Committee reviews internal pay relationships (as noted on page 34 of the Proxy Statement) in the sense that it reviews and compares the total compensation opportunity available annually to each executive officer to those available to the other executive officers, e.g., by comparing the total compensation opportunity of the president of one subsidiary to that of the president of the other subsidiary. The primary purpose of this review is to confirm that there are no unintended disparities among the executive officers. Future disclosure will be revised to clarify this point.

(b)  The Compensation Committee does not analyze or use multiples of the compensation of any specified type of employee in setting executive compensation, since the labor market for executive officers is separate and distinct from the labor market for other employees.

Elements of Executive Compensation, page 35

5.	(a) Please provide further analysis about how you determine the amount and, where applicable, the formula for each element of pay. See Item 402(b)(1)(v) of Regulation S-K.

(b)  You indicate that the compensation committee reviews tally sheets that include all elements of compensation. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers and whether the compensation committee has increased or decreased compensation based on its review of the components included in the tally sheet.

Company Response:

(a)  We believe that we have provided all material analysis concerning how FPL Group determines the relative amount of each element of pay. We begin on page 31 of the Proxy Statement with FPL Group's executive compensation objectives and considerations. We then discuss and analyze the elements of executive compensation, beginning on page 35 of the Proxy Statement with a general introduction which emphasizes that the Compensation Committee begins with a determination of total compensation opportunity for each named executive officer, and then divides that total opportunity among the described elements. In furtherance of its overall compensation objectives, the elements, and how each is determined, are then described:

(1) Base pay - Proxy Statement page 36:

"Base pay is established by the Compensation Committee taking into account the nature and responsibilities of the position, the expertise and performance of the named executive officer over the prior year, the competitiveness of the market for the named executive officer's services and the recommendations of the chief executive officer (except in the case of his own compensation).... In general, base pay as a percentage of total compensation opportunity decreases as an executive officer's level of responsibility increases."

No rigid formula is applied; rather the Compensation Committee exercises its business judgment in setting base pay for each named executive officer.

(2) Annual cash incentive compensation - Proxy Statement page 37

"Prior to the beginning of each year, the Compensation Committee assigns each named executive officer a target annual incentive, expressed as a percentage of base pay, under the Annual Incentive Plan."

As the target annual incentive is expressed as a percentage of base pay, the same factors listed above under base pay are considered by the Compensation Committee in the exercise of its business judgment.

(3) Equity-based compensation - Proxy Statement page 41:

"In determining the appropriate mix of equity compensation components, the Compensation Committee considers such factors as the mix of such components at competitor and peer companies, the perceived value to the NEO of each element, the retention value of each element and other values important to the Company (including, for example, the tax and accounting treatment), as well as the advice of the Compensation Committee's consultants, and then applies its business judgment. After determining the appropriate mix of equity compensation components, the target award level for each equity-based element is expressed as a percentage of each NEO's base salary, which percentage has remained generally stable over the past several years. The target dollar value for each component is converted to a number of shares of equivalent value (estimated present value for stock options). All other things being equal, a higher FPL Group common stock price results in the award of fewer shares, and vice versa."

(b)  As noted on page 35 of the Proxy Statement, the Compensation Committee has used the tally sheets for several years to review the combined value of all of the elements of compensation, both prospectively as proposed for the ensuing year and historically as actually paid, as well as the balance among the elements. The tally sheets are used both to inform the Compensation Committee's decisions with respect to total compensation opportunity and as a check to ensure that the Compensation Committee sees the full value of all elements of annual compensation, both as opportunity and as realized.

No adjustments were made to 2006 total compensation opportunity for any of the named executive officers based on the review of the tally sheets, so we believe that no additional disclosure is appropriate.

Annual Cash Incentive Compensation, page 37

6.

We refer to Item 402(b)(1)(v) of Regulation S-K. Please provide additional information about the manner in which the annual incentive is calculated. For example, please specify the weighting assigned to each indicator for each entity.

Company Response:  As described on pages 37-40 of the Proxy Statement, numerous factors and complex determinations were involved in determining each named executive officer's annual incentive. We believe that all material elements of those factors and determinations are set forth on those pages. We are mindful of the Securities and Exchange Commission's general admonitions regarding the length and complexity of the executive compensation portion of company disclosures, and the need to limit such disclosures to material information described as simply as possible. We do not believe that additional information about the calculation of the annual incentive would add materially to an investor's understanding of the Annual Incentive Plan.

In response to your specific request, weights for each indicator are shown in the table below.

Florida Power & Light Indicator	Weight
Operations & maintenance costs (plan-adjusted)	10%
Capital expenditures (plan-adjusted)	10%
Net income	10%
Regulatory return on equity	10%
Plant availability- fossil generation	4%
Nuclear industry composite performance index	4%
Distribution service reliability- service unavailability	4%
Distribution service reliability- frequency of service interruptions	4%
Service reliability- frequency of momentary interruptions	4%
Employee safety- OSHA recordables/200,000 hours	5%
Significant environmental violations	5%
Customer satisfaction- residential	5%
Customer satisfaction- business	5%
Open regulatory issues	20%

FPL Energy Indicator	Weight
Earnings (plan-adjusted)	45%
Employee safety- OSHA recordables/200,000 hours	5%
Significant environmental violations	4%
Nuclear industry composite performance index	5%
Meet project and corporate budget operations and maintenance targets	5%
Equivalent forced outage rating	7%
Hedged budgeted gross margin for 2007	4%
New wind development / acquisition	10%
Close acquisition of Duane Arnold Energy Center	2.5%
Generation target for Duane Arnold Energy Center	2.5%
New growth opportunities (pre-tax income impact, annualized)	5%
Pre-tax income contribution from all asset optimization, marketing and trading activities	5%

7.

With respect to the compensation plans, please discuss whether the compensation committee has exercised discretion to increase or decrease the size of any award or payout and the resultant effect on compensation if it did. See Item 402(b)(2)(vi) of Regulation S-K.

Company Response:  With respect to the adjusted earnings target established under the Annual Incentive Plan, in accordance with which there was a cap of 193% of targeted annual incentive in 2006 (as described on page 37 of the Proxy Statement), the Compensation Committee decreased the payouts for all named executive officers other than Mr. Robo, resulting in annual incentive awards in the amounts set forth in the table on page 40 of the Proxy Statement, which is reproduced below.

Named Executive Officer	2006 Target Annual Incentive	2006 Total Performance Based Adjustment*	2006 Annual Incentive Award

Lewis Hay, III	$1,150,000	173%	$1,989,500
Moray P. Dewhurst	$322,547	178%	$574,134
James L. Robo	$385,855	193%	$744,700
Armando J. Olivera	$385,855	130%	$501,612
John A. Stall	$295,946	139%	$411,365
_____________________
*Includes corporate performance rating as adjusted by individual performance factor, capped at 193%.

We believe that this disclosure, all of which is included in the Proxy Statement, is responsive to the example set forth in Item 402(b)(2)(vi) of Regulation S-K as applied to the Annual Incentive Plan.

Please note in this regard that, subject to the overall cap established using the adjusted earnings target described above, the Annual Incentive Plan is not a strictly formulaic plan where the Compensation Committee looks at results determined by formula and then exercises discretion to alter the formula-derived results. Instead, the Compensation Committee, in addition to setting the performance targets and their relative weights at the beginning of each year (as described on page 37 of the Proxy Statement), exercises its business judgment after the end of the year with respect both to reviewing the Company's performance compared to the goals set (as described on page 37 of the Proxy Statement) and evaluating the individual performance of the named executive officers (as described on page 40 of the Proxy Statement).

8.

(a) Please disclose the financial performance-related and operational goals for the annual incentive plan for 2007. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, to the extent that disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

(b) Please provide disclosure that contains insight into the factors considered by the compensation committee in setting performance-related objectives such as assessments of historical bonus practice and the incentive parameters set for the relevant fiscal period. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Company Response:

(a)  Instruction 2 to Item 402(b) of Regulation S-K provides that the Compensation Discussion & Analysis should cover actions regarding 2007 executive compensation only insofar as such actions could affect a "fair understanding of the named executive officer's compensation for" 2006. We believe that disclosure of FPL Group's 2007 Annual Incentive Plan goals will not add to a reader's understanding of the named executive officers' 2006 compensation.

Therefore, we believe that no further disclosure is required or appropriate.

(b)  The material factors considered by the Compensation Committee in setting performance-related objectives are set forth under the heading "Performance Targets" on page 38 of the Proxy Statement and in the bullet points on pages 33-34 of the Proxy Statement:

"As a general principle, the Company seeks to set performance targets that are challenging yet achievable: that is, they should be set at levels that represent excellent performance, superior to the results of typical companies in FPL Group's industry, and that require significant, creative effort on the part of the executive team, yet they should represent a reasonable expectation of performance assuming the team delivers that effort.... Targets are typically set in the top quartile or higher of relevant competitive performance, based on internal reviews of publicly-available information and information provided by consultants and industry associations. Over time, the Compensation Committee seeks to maintain this basic principle. Depending upon the nature of the specific performance indicator, this can mean a progressive increase in target from year to year, no change, or occasionally a reduction, where external or other factors impact the expected level of an indicator ...."

•

"FPL Group's principal businesses are highly capital-intensive, with long-lived assets. Major, largely irreversible decisions affecting the long-term future of the business are a constant part of decision-making. It is difficult in the short term to measure precisely the impact that good and bad decisions in these areas will have on long-term prospects. As a result, the Company's choice of performance objectives, as well as the specific values of the targeted objectives, will be impacted and may change from year to year. The Company seeks to encourage executive officers to make decisions that are designed to support long-term value creation, which will often require substantial outlays of capital, the avoidance of which would otherwise result in the attainment of higher short-term financial results.

•

FPL Group's utility subsidiary, Florida Power & Light Company ("Florida Power & Light"), is a high-performing utility in a fast-growing service territory where it must, among other things, manage regulatory, environmental and weather-related challenges. FPL Group's competitive energy subsidiary, FPL Energy, LLC ("FPL Energy"), faces challenges relating to growth, intense competition, changing technologies, environmental and market rules and regulations, the complexity of the various types of generation it operates and the use of derivatives for risk management. Florida Power & Light consistently targets performance measures that are generally equal to or better than the top quartile performers in its industry and FPL Energy targets earnings growth and profitability targets that are well above utility industry norms ....

•

.... The Company believes that it is important that executive officers support and promote the development of cultural values that recognize other non-shareholder interests, including those of customers, regulators and employees, and their potential impact on shareholder value. It utilizes the flexibility of the compensation system to support this goal. This may be reflected in a number of ways, including: (i) through the inclusion of non-financial performance indicators, such as customer satisfaction ratings, in assessing performance; (ii) through the particular targets established for certain financial indicators; and (iii) through the judgment of the Compensation Committee in assessing individual and overall performance relative to a particular set of indicators.

•

Each year, FPL Group's management undertakes a number of initiatives designed to support long-term value creation, the success or failure of which cannot be precisely measured at the time. The Company believes it is important to provide appropriate incentives for such activities and frequently reflects the more important initiatives through the inclusion of qualitative factors in goal setting....

•

FPL Group's approach to communications with investors is based on transparency of expectations - that is, the Company seeks to communicate to investors the material drivers of expected future performance as they are known to management at any given time. To promote this, the Compensation Committee believes it is important to align internal and external expectations, and therefore the key drivers of the Company's annual financial plan are also reflected in the executive compensation plan."

Therefore, we believe that no further disclosure is required or appropriate.

Table 3: Outstanding Equity Awards at Fiscal Year-End, page 59

9.	Please specify the vesting date for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Company Response:  The vesting dates for stock options are apparent from footnote 1 to the table, the "vesting date" for performance shares is the end of the relevant performance period, which is set forth in footnotes 5 through 9 to the table, and the vesting years are provided with respect to restricted stock. Future disclosure will be revised to make these dates more apparent.

Table 5: Pension Benefits, page 63

10.

It does not appear that you have presented the actuarial present value of the accumulated benefit under the plans for each named executive officer. See Item 402(h)(2)(iv) of Regulation S-K. Please advise or revise.

Company Response:  We presented the actuarial present value of the accumulated benefit under the plans for each named executive officer, including what we believe to be the most meaningful representation of such present value for those whose benefits are derived under the formula applicable to our cash balance pension plan, on page 63 of the Proxy Statement in Table 5: Pension Benefits, under the column headed "Present Value of Accumulated Benefit."

We understand that, pursuant to Staff FAQ 9.05, issued August 8, 2007, the Staff has taken the position that the amount disclosable in the Pension Benefits Table as the present value of accumulated benefits for a cash balance plan is the actuarial present value of the named executive officer's accumulated benefit under the plan, computed as of the same plan measurement date used for purposes of the company's audited financial statements for the last completed fiscal year.

The named executive officers whose benefits are derived under the formula applicable to our cash balance plan are fully vested in those benefits. Therefore, upon termination of employment at any time, they will be entitled to their respective accrued benefits, which are equal to their respective cash balance account values. We have been advised by our actuaries that calculating the actuarial present value of these accumulated benefits in the manner set forth in Staff FAQ 9.05 will (at least in the current interest rate environment) result in the disclosure of amounts for the affected named executive officers which are lower than the amounts actually disclosed under the method we chose to use. We believe that this would be illogical and potentially misleading.

Although we believe for the reasons set forth above that our current disclosure provides our shareholders with more meaningful information, if you do not concur we will revise our disclosure in future filings in accordance with FAQ 9.05.

Potential Payments upon Termination or Change in Control, page 68

11.

You have not defined key terms such as "Cause," "Good Reason" or "Involuntary Termination" for purposes of the retention agreements. Please define terms throughout this section instead of referring to the agreements in which they are contained.

Company Response:  As noted above in response to comment 6, in preparing our executive compensation disclosures we were mindful of the Securities and Exchange Commission's general admonitions regarding the length and complexity of such disclosures, and the need to limit such disclosures to material information described as simply as possible. We therefore referred to the publicly-filed documents containing the definitions of these terms rather than including lengthy, complex definitions in the disclosures.

However, future disclosure will be revised to include definitions of the cited terms.

12.

In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-in-control payments.

Company Response:  The agreements relating to severance upon termination (for the chief executive officer) and upon change in control (for all named executive officers) were entered into prior to 2006, so no new determinations of appropriate payment (including multiples of compensation components) and benefit levels were made by the Compensation Committee in 2006.

As stated on page 46 of the Proxy Statement, the "Compensation Committee believes that the substantive terms of the Retention Agreements are generally consistent with those entered into by comparable companies." At the times that agreements were executed, the payment and benefit levels were either negotiated with the relevant named executive officer or consistent with similar existing agreements.

Future disclosure will be revised to add, to the extent material, additional discussion of the determination of appropriate payment and benefit levels.

FPL Group acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
• it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss the Company's responses to the Staff's comments or any other matters, please contact FPL Group's General Counsel, Edward F. Tancer, at (561) 691-7087.

Sincerely, LEWIS HAY, III

Lewis Hay, III Chairman and Chief Executive Officer